Exhibit 99.167

CONSENT OF INTEGRATED PRODUCTION
RESOURCES OF CENTENNIAL, COLORADO

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on Utah Energy Corporation’s Geitus – Deer Flat Project, San Juan County, Utah, February 15, 2011” (the “Deer Flat Report”), (2) the technical report entitled “Technical Report on Utah Energy Corporation’s Blue Jay Project, San Juan County, Utah, February 22, 2011” (the “Blue Jay Report”), (3) the technical report entitled “Technical Report on Utah Energy Corporation’s Geitus – Marcy Look Project, San Juan County, Utah, December 28, 2010” (the “Marcy Look Report”), and (4) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to the undersigned’s name in connection with technical information relating to the Deer Flat Report, the Blue Jay Report and the Marcy Look Report and the properties described therein.

INTEGRATED PRODUCTION RESOURCES OF CENTENNIAL COLORADO

/s/ Rich D. Ziegler
Name: Rich D. Ziegler
Title: Principal

Date: November 7, 2013